UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 13) *

KU6 MEDIA CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Li Han

Group General Counsel

8 Stevens Road, Singapore 257819
Telephone: (+65) 6361 0971

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Tianqiao Chen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The People’s Republic of China

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
0

14	Type of Reporting Person
IN, HC

1	Name of Reporting Persons
Shanda Media Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
0

14	Type of Reporting Person
CO, HC

1	Name of Reporting Persons
Premium Lead Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
0

14	Type of Reporting Person
CO, HC

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
0

14	Type of Reporting Person
CO, HC

1	Name of Reporting Persons
Shanda Investment Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
0

14	Type of Reporting Person
CO, HC

1	Name of Reporting Persons
Shanda Pictures Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
0

14	Type of Reporting Person
CO, HC

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
0

14	Type of Reporting Person
CO, HC

This Amendment No. 13 amends the statement on Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (the “Company”), including Shares represented by American Depositary Shares of the Company, each representing 100 Shares (“ADSs”), filed with the Securities and Exchange Commission on September 21, 2009, as amended by Amendments No. 1 to No. 12 thereto (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented by adding the following:

On July 8, 2016, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time), at the offices of Davis Polk & Wardwell, 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve an agreement and plan of merger, dated as of April 5, 2016 (the “Merger Agreement”), by and among the Company, Shanda Investment Holdings Limited (“Parent”) and Ku6 Acquisition Company Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a controlled subsidiary of Parent, the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement.

On July 11, 2016, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 11, 2016 pursuant to which the Merger became effective on July 11, 2016 (the “Effective Time”). As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (defined as below), the Restricted Shares (defined as below), the Dissenting Shares (defined as below) and Shares represented by ADSs) was cancelled and ceased to exist and was exchanged for the right to receive US$0.0108, and each issued and outstanding ADS represented the right to surrender one ADS in exchange for US$1.08 (less a US$0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement, dated as of February 8, 2005, among the Company, Citibank, N.A., as depositary (“Depositary”), and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes. For the purposes of this Amendment No.13, “Excluded Shares” means, collectively, (i) the Shares (including ADSs corresponding to such Shares) beneficially owned (as determined pursuant to Rule 13d-3 under the 1934 Act) by the Parent, (ii) Shares held by the Company or any of its subsidiaries (if any), and (iii) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company’s equity compensation plans (the “Equity Compensation Plans”), “Restricted Shares” means each restricted Share (including restricted Shares represented by ADSs) issued by the Company under the Equity Compensation Plans, and “Dissenting Shares” means Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Companies Law.

In addition to the foregoing, at the Effective Time, each option to purchase Shares, whether vested or unvested (each, an “Option”), that is issued and outstanding immediately prior to the Effective Time, was cancelled. In exchange for each cancelled Option, the former holder of such Option will be paid in cash, without interest and net of any applicable withholding taxes, by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time, an amount equal to the product of (a) the total number of Shares underlying such Option immediately prior to the Effective Time multiplied by (b) the excess of US$0.0108 over the exercise price payable per Share under such Option. If the exercise price per Share underlying such Option is equal to or greater than US$0.0108, such Option will be cancelled without any payment therefor. Also at the Effective time, each of the Restricted Shares (including Restricted Shares represented by ADSs and award grants for unissued Restricted Shares), whether or not the restrictions with respect thereto have lapsed, that is issued and outstanding immediately prior to the Effective Time, was cancelled. In exchange for each cancelled Restricted Share or award grant therefor, the former holder received awards for the number of restricted shares in the Surviving Company (the “Surviving Company Restricted Shares”) equal to the product of (a) a fraction, the numerator of which is the total amount of Restricted Shares (or awards therefor) that were outstanding and held by such holder as of immediately prior to the Effective Time and the denominator of which is the total amount of Shares (calculated on a fully-diluted basis) outstanding as of immediately prior to the Effective Time multiplied by (b) the total amount of ordinary shares in the Surviving Company (calculated on a fully-diluted basis) outstanding at the Effective Time. The terms and conditions of the Surviving Company Restricted Shares shall otherwise remain the same as the terms and conditions of the Restricted Shares exchanged therefor.

Upon the consummation of the Merger, the Company became a controlled subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ following the close of trading on July 11, 2016 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g4(a)(1) and 12h3(b)(1)(i) of the Act, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)(b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c) Except as set forth in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) Not applicable.

(e) July 11, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct dated on July 12, 2016.

TIANQIAO CHEN

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

PREMIUM LEAD COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chairman and Chief Executive Officer

SHANDA INVESTMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA PICTURES CORPORATION

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA MEDIA GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director